

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2020

Kathryn Mikells
Chief Financial Officer
Diageo plc
Lakeside Drive, Park Royal
London NW10 7HQ, England

Re: Diageo plc
    Registration Statement on Form F-3
    Filed August 7, 2020
    File No. 333-242234

Dear Ms. Mikells:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing